Harman International Industries, Incorporated
8500 Balboa Blvd.
P.O. Box 2200
Northridge, CA 91329
Tel (818) 893-8411

January 7, 2005

BY EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Harman International Industries, Incorporated
Form 10-K for fiscal year ended June 30, 2004
File Date: September 8, 2004
File No. 001-09764

Ladies and Gentlemen:

     The following sets forth our responses to your letter, dated December 23, 2004. For your convenience, we have included your comments in the body of this letter and have provided our response immediately following each comment.

Consolidated Balance Sheets, page 28

Comment 1:	We note your changes in doubtful accounts relative to sales and accounts receivable. Explain to us and discuss in MD&A the significant decline in your allowance for doubtful accounts when sales and receivables increased.

Response 1:	In response to your comment, our provision for doubtful accounts is based upon management’s review of specific customer balances and appraisal of the age of the account receivable. During the 2004 fiscal year, the accounts receivable balance increased from $363 million (June 2003) to $426 million (June 2004) primarily as a result of increased sales and appreciation of the Euro. At the same time, the quality of receivables improved as the number of days sales outstanding improved from 59 days to 57 days, and accounts over 90 days past due decreased from $19.4 million to $8.8 million.

During fiscal 2004 we charged off $5.1 million more of accounts receivable against the allowance for bad debts than we expensed. This charge off was the result of specific charge offs of $1.5 million for a certain bankrupt retailer which was provided for in the quarter ended September 2002, and approximately $2 million, provided for in prior years, for five other retailers where management determined that it had exhausted collection efforts.

In future filings we will note significant movements in the allowance for doubtful accounts in our management discussion and analysis.

Inventories, page 39

Comment 2:	Please disclose the nature of the cost elements included in inventory. If any general and administrative costs are included in inventory state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. Also confirm that Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses them if it is deemed there no longer is a future benefit. Refer to Regulation S-X 5-02-6(b).

Response 2:	In response to your comment, cost elements included in inventory include materials, labor, variable overhead (such as electricity or cleaning solvents), and fixed factory overhead (such as building occupancy costs, production management and manufacturing depreciation). We do not include any general and administrative expenses as a component of inventory. We will note this in future filings. We confirm that management periodically reviews and revises, when necessary, our estimate of the future benefit of costs included in inventory, and we expense these costs if we deem there is no longer a future benefit.

Note 9 – Warranty Liabilities, page 42

Comment 3:	We note the significant increase in the warranty provision recorded during 2004. Please discuss in MD&A the facts and circumstances noted by management when determining that an increase in the provision was necessary in 2004. You should disclose if this is indicative of a trend. Also, discuss any risks associated with new or complex products and how management addressed these risks when estimating Harman’s likely warranty loss.

Response 3:	During fiscal 2004, our provision for warranty liabilities increased by $19.6 million from $21.1 million at June 2003 to $40.7 million at June 2004. The principal reasons for the increase was a change in our contractual warranty obligation to certain key customers from one year to two years. This change was a direct result of a change in European government legislation extending applicable warranty periods in Europe. Sales to these key customers increased by 36% during the fiscal year ending June 2004 compared to fiscal year ending June 2003 compounding the impact of the change in terms on the warranty provision. We estimate this change in terms to key customers accounts for $15.2 million of the increased provision. Other items contributing to the increased warranty provision include currency translation ($1.1 million) and the failure of certain products following a transfer of production to a new factory ($1.8 million). We expect that our future warranty provision will rise as future sales rise and we will discuss this in the management discussion and analysis in future filings.

We do not believe there was a significant increase in warranty costs associated with the complexity of our products. We assess all known claims, our historical claims experience, and potential claims when assessing the adequacy of our warranty provision. In future filings, we shall note significant movements in the allowance for warranty.

Note 13 – Business Segment Data, page 49

Comment 4:	Please identify for us the operating segments that make up your consumer systems reporting segment and explain to us your rational for aggregating them. In your response please address the SFAS 131 paragraph 17 aggregation criteria and also explain why you believe each of the operating segments have similar economic characteristics. Tell us the gross margins of each operating segment in each of the past three years.

Response 4:	The operating segments that make up the consumer systems reporting segment are the consumer home and the consumer automotive segments. The Company’s decision to aggregate these segments was based upon a review of SFAS 131 paragraph 17 and our belief that these operating segments have similar economic characteristics as follows:

a. The nature of the products and services.

Both the consumer automotive and the consumer home segments sell products that include branded loudspeakers, electronics and entertainment systems. The consumer automotive segment sells such products for vehicle applications whereas the consumer home segment sells such products for home applications. The brand names offered by both segments are the same. In fact, the consumer automotive segment has been able to capitalize on the strength of the brand names developed by the consumer home segment to sell premium branded systems for vehicle applications. These brand names include JBL, Harman/Kardon, Infinity, Mark Levinson, Logic7, Revel, Lexicon and Becker. Also, the technologies utilized in the products are shared amongst the segments. These technologies include surround sound, phasing algorithms, MP-3, and navigation technologies that are utilized by both segments in their product offerings. Further, both segments share engineering resources and technology development led by the Chief Technology Officer to ensure that both segments utilize the best available technology. For example, future product offerings will feature MP-3 hard disks, which will allow consumers to transport audio files and video media files to be played on our products in the home and the automobile.

b. The nature of the production processes.

Due to the similarity of the product offerings of both segments, the production processes are similar. In fact, some of our factories produce products for both the consumer home segment and the consumer automotive segment. Both segments utilize production lines in their factories involving automated processes such as auto-insertion, surface mount, wave solder and automated coil-winding. They also both utilize manual processes such as assembly and soldering. Further, certain consumer automotive manufacturing facilities supply parts, such as woofers and tweeters, to the consumer home segment. The consumer automotive segment also negotiates pricing and procures raw materials for both segments.

c. The type or class of customer for their products and services.

Both the consumer automotive and the consumer home segments design their products to appeal to the end user consumer who selects our loudspeaker, electronic or entertainment system products for their personal use. The end user consumer is targeted as an individual who demands high-quality audio and electronics in whichever application is chosen. The purchase of our products is highly sensitive to consumer sentiment and general economic conditions.

d. The methods used to distribute their products or provide their services.

The primary distribution channel for products of both the consumer automotive and consumer home segments is through the various retailers of home audio, computer, and automobile products. In most cases we do not sell directly to the end-user but through other intermediaries who either bundle our branded products with others or re-sell our branded products directly. Bundling of our branded products occurs in the home audio market through channels such as CEDIA (“Custom Electronic Design & Installation Association”). CEDIA contractors design and install customer home audio, home theater and home automation systems. They specify our products to be bundled into their customers’ home systems with other manufacturers’ audio, video and control devices. Bundling also occurs in the automotive area, where automakers offer our branded audio and multimedia systems at a premium price to consumers who elect in the retail showroom to pay a premium price to have one of our systems installed in their new car. Consumers also purchase our automotive audio and navigation products directly from retailers.

These retailers obtain product through direct sales, distributors and manufacturers of automobiles. Both segments employ a common sales force that meets with the various retailers to educate them on the features of our products and to obtain customer feedback as to the performance of our products and identify changes in customer desires.

The development and leveraging of brand names involves advertising programs. Jointly, both segments design media advertising to promote the products and brands. Advertising programs are presented in periodicals with mass appeal such as Newsweek, Vanity Fair, Rolling Stone, Wired, Business Week, and the Wall Street Journal. Both segments attend the Berlin IFA and CES trade shows. These trade shows are heavily attended by a broad array of interested parties including the general public, distributors, retailers, and automobile manufacturers. The trade shows provide the opportunity to demonstrate the products and technical abilities to the general public and the members of the distribution channel.

e. If applicable, the nature of the regulatory environment.

There are no significant regulatory conditions that the segments operate within.

We advise the Staff that the remainder of our response to comment 4 is being provided under separate cover. The Company has requested confidential treatment to the applicable portion of the response to comment 4 pursuant to the provisions of 17 C.F.R. § 200.83.

In conclusion, we have two operating segments: consumer home and consumer automotive. These operating segments have similar economic characteristics as outlined in SFAS 131 paragraph 17 and a similar long-term gross margin. As a result, we have aggregated these two operating segments.

     I hope you find this letter responsive to your request, and if you have any further questions, please do not hesitate to contact me at (818) 895-5710 or via fax at (818) 894-6757.

Very truly yours,
/s/ Frank Meredith

Frank Meredith Executive Vice President, Chief Financial Officer and Secretary

cc:	Robert S. Littlepage, Accountant Branch Chief
Andrew Walker, Staff Accountant
James E. O’Bannon, Jones Day
William B. Hall, KPMG, LLP